Exhibit 7.02

January 30, 2016

The Board of Directors

Sinovac Biotech Ltd.

No. 39 Shangdi Xi Road,

Haidian District, Beijing 100085

People’s Republic of China

Dear Members of the Board of Directors,

The undersigned, Mr. Weidong Yin (“Mr. Yin”), chairman, president and chief executive officer of Sinovac Biotech Ltd. (the “Company”) and SAIF Partners IV L.P. (together with Mr. Yin, collectively, the “Buyer Group”) is pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding common shares of the Company that are not already owned by the Buyer Group on the principal terms and conditions described in this letter (the “Transaction”).

We believe that our Proposal provides a very attractive opportunity to the Company’s shareholders. Our Proposal represents a premium of approximately 23.11% to the closing price of the Company’s common shares on January 29, 2016, and a premium of approximately 16.62% to the volume-weighted average closing price of the Company’s common shares during the last 90 trading days.

Set forth below are the key terms of our Proposal.

1. Consortium. We will form an acquisition vehicle for the purpose of implementing the Transaction. Please also note that the Buyer Group is currently interested only in pursuing the Transaction and are not interested in selling their shares in any other transaction involving the Company.

2. Transaction and Purchase Price. We propose to acquire all of the outstanding common shares of the Company not already owned by us at a purchase price equal to US$6.18 per common share in cash through an acquisition vehicle newly formed by the Buyer Group with and into the Company.

3. Financing. We intend to finance the Transaction with a combination of debt and equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Transaction.

4. Due Diligence. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions on definitive agreements.

5. Definitive Agreements. We have engaged Kirkland & Ellis International LLP as our international legal counsel and are prepared to promptly provide and negotiate definitive agreements for the Transaction (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We believe that the Transaction will provide superior value to the Company’s public shareholders. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it. Given our involvement in the Transaction, we would expect that the independent members of the board of directors will proceed to consider our Proposal and the Transaction.

7. Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D with the Securities and Exchange Commission to disclose this letter. We are sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

8. No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Buyer Group and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

9. Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

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In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

/s/ Weidong Yin

Weidong Yin

SAIF Partners IV L.P.

By SAIF Partners IV L.P., its general partner

By SAIF IV GP Capital Ltd., its general partner

/s/ Andrew Y. Yan

Name: Andrew Y. Yan

Title: Director

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